

November 17, 2011

Via E-mail
Thomas J. Smith
Chief Financial Officer
Gas Natural Inc.
1 First Avenue South
Great Falls, Montana 59401

  Re: **Gas Natural Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2010
     Filed April 4, 2011
     Definitive Proxy Statement on Schedule 14A
     Filed May 2, 2011
     File No. 001-34585

Dear Mr. Smith:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

1. Please revise your disclosure in future filings to provide additional detail regarding the manner in which the financial covenants to which you are subject restrict your liquidity and financing flexibility, including detail regarding (and, if appropriate, quantification of) the amount of cash flow from operations you are required to dedicate to the payment of principal and interest on indebtedness, and the extent to which your ability to sell or acquire assets, engage in a merger, repurchase or redeem stock, or incur additional indebtedness is limited. Please show us your proposed revised disclosure.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 17

2.   Please revise future filings to discuss the reason for the change in Mr. Osborne's compensation between 2009 and 2010, as reflected in the Summary Compensation Table. See Item 402(o) or Regulation S-K. Please show us your proposed revised disclosure.

Certain Relationships and Related Transactions, page 23

3.   Please provide additional disclosure in future filings regarding (i) Mr. Osborne's "guarantees [of] the third party debt of Lightning Pipeline, Great Plains and Brainard and other companies owned or controlled by Mr. Osborne," (ii) the terms of the asset management agreements between each of NEO and Orwell, on the one hand, and GNSC, on the other hand, and (iii) the term lengths of the transportation agreements between each of Orwell and Brainard, on the one hand, and Orwell-Trumbull, on the other hand. See Item 404(d) of Regulation S-K. Please show us your proposed revised disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director